Mail Stop 4720

October 26, 2009

Via US Mail and facsimile to (866) 711-9672

William D. Kyle
President
Assured Equities V Corporation
2211 12th Avenue East
Seattle, WA 98102

> **Re:** **Assured Equities V Corporation**
> **Amendment No. 1 to Form 10**
> **Filed October 19, 2009**
> **File No. 000-53787**

Dear Mr. Kyle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Business of the Issuer, page 3

1. We note your response to our prior comment 2. Please revise your disclosure to include a brief discussion of the abuses that have occurred historically in the penny stock market.

Item 1A - Risk Factors, page 5

2. We note your response to our prior comment 3. However, in your risk factor numbered 15, you state "We cannot assure you that following a business combination with an operating business that our common stock will be listed on NASDAQ or any other securities exchange." The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance. Please revise.

Item 4 – Security Ownership of Certain Beneficial Owners and Management, page 8

3.   We note your response to our prior comment 9. However, please tell us how Mr. William D. Kyle is not a beneficial owner of any shares given that he has voting and dispositive power with regard to the shares held by Assured Equities, LLC. See Rule 13d-3 of the Exchange Act. In this regard, revise to disclose the number of members of Assured Equities LLC and the percentage owned by Mr. Kyle.

Item 7 – Certain Relationships and Related Transactions, page 10

4.   We note your response to our prior comment 10. However, please revise your disclosure to discuss the basis on which Driver Tools, LLC is related to Assured Equities V. In addition, revise to disclose the circumstances that resulted in the donation. In this regard, disclose how Driver Tools became aware of the need for the funds and whether other discussions with Driver have occurred. If so, please briefly describe.

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

William D. Kyle, President
Assured Equities V Corporation
Page 3 of 3

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3434 with any questions.

                                        Sincerely,

                                        Michael R. Clampitt
                                        Staff Attorney